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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 14)<F*>


                     CROWN CENTRAL PETROLEUM CORPORATION
                     -----------------------------------
                               (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
                 --------------------------------------------
                        (Title of Class of Securities)


                                 00228219101
                                 -----------
                               (CUSIP Number)


                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                          ST. LOUIS, MISSOURI 63105
                                (314) 889-0218
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 May 1, 2000
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 Page 1 of 6
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    This Amendment No. 14 to Schedule 13D amends Items 4 and 7 of Amendment
No. 13 to Schedule 13D filed jointly on March 30, 2000 ("Amendment No. 13") by the parties named herein. Except as specifically amended hereby, all other provisions of Amendment No. 13 and prior Amendments (as applicable) remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION.
------

    Item 4 of Amendment No. 13 is amended to add at the end thereof the following paragraph:

    On May 1, 2000, Apex submitted a letter to the Company's independent committee of the Board, increasing its prior proposal to acquire all outstanding shares of Class A and Class B shares not owned by Apex or the other filing persons to a price of $10.00 per share, payable in cash. Apex also increased its alternative proposal to purchase 3.5 million to 4.5 million Class A common shares from the Company in a private placement to a price of $10.00 per share. The previous cash offer and private placement offer of Apex were at $9.20 and $9.50 per share, respectively. Apex also expressed its continued willingness to pursue a stock-for-stock merger of Apex and Crown. Both the stock-for-stock and private placement alternatives include a price incentive pursuant to which Crown shareholders would receive cash distributions after December 31, 2001, if the average closing price of Crown's shares failed to reach $12.00 per share for any period of five consecutive trading days during the period between the closing of the transaction and December 31, 2001. The per share distribution would be equal to the difference between $12.00 and the highest five-day average closing price during the period. Apex's letter of May 1, 2000, states that Apex will agree to post a letter of credit in the amount of $30,000,000 to secure payment of the price incentive. A copy of the letter is filed as an exhibit to this Amendment No. 14 and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.
------

The following are filed herewith as exhibits:

Exhibit VIII:  Joint Filing Agreement pursuant to Rule 13-d-1(k).
Exhibit IX:    Copy of Letter dated May 1, 2000, from Apex Oil Company, Inc.

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SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2000

     /s/ Paul A. Novelly
--------------------------------------------------
     Paul A. Novelly


Golnoy Barge Company, Inc.

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
     P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
     P.A. Novelly, II, Trustee

By:  /s/ John K. Pruellage
   -----------------------------------------------
     John K. Pruellage, Trustee


The Capital Trust dated February 4,1994

By:  /s/ Douglas D. Hommert
   -----------------------------------------------
     Douglas D. Hommert, Trustee

By:  /s/ William Lauber
   -----------------------------------------------
     William Lauber, Trustee


     /s/ P.A. Novelly, II
--------------------------------------------------
     P.A. Novelly, II

     /s/ John K. Pruellage
--------------------------------------------------
     John K. Pruellage

     /s/ Douglas D. Hommert
--------------------------------------------------
     Douglas D. Hommert

     /s/ William Lauber
--------------------------------------------------
     William Lauber

                  EXHIBIT VIII TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                           ------------------------
                           Dated as of May 1, 2000

    The undersigned each hereby agree that the Amendment No. 14 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  May 1, 2000


     /s/ Paul A. Novelly
--------------------------------------------------
     Paul A. Novelly


Golnoy Barge Company, Inc.

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
     P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992

By:  /s/ P.A. Novelly, II
   -----------------------------------------------
     P.A. Novelly, II, Trustee

By:  /s/ John K. Pruellage
   -----------------------------------------------
     John K. Pruellage, Trustee


The Capital Trust dated February 4,1994

By:  /s/ Douglas D. Hommert
   -----------------------------------------------
     Douglas D. Hommert, Trustee

By:  /s/ William Lauber
   -----------------------------------------------
     William Lauber, Trustee


     /s/ P.A. Novelly, II
--------------------------------------------------
     P.A. Novelly, II

     /s/ John K. Pruellage
--------------------------------------------------
     John K. Pruellage

     /s/ Douglas D. Hommert
--------------------------------------------------
     Douglas D. Hommert

     /s/ William Lauber
--------------------------------------------------
     William Lauber

                   EXHIBIT IX TO AMENDMENT TO SCHEDULE 13-D

                 Copy of Letter from Apex Oil Company, Inc.
                 ------------------------------------------

May 1, 2000

Committee of Independent Directors
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201

Ladies and Gentlemen:

Based upon Crown Central Petroleum Corporation's press release of April 27, 2000 wherein Crown announced its first quarter results of operations, Apex Oil Company, Inc. has amended its cash proposal to $10.00 per share as set forth in the enclosed Agreement and Plan of Merger. This Agreement has been revised to reflect our original cash proposal structure to you and not the two step process you had requested earlier. Since you executed such an agreement with Rosemore, Inc., we presume you will find this structure acceptable.

You will note that we have removed most conditions to closing (including the completion of due diligence) other than standard closing conditions and other than obtaining refinancing for the bonds in the event a bondholder exercises its put rights under the Indenture. As you know, the Indenture contains a change of control provision which, if triggered, gives the bond holders the right to put their bonds to Crown at 101% of the outstanding principal amount of the bonds. A change of control occurs if a person (or group of persons) is or becomes the beneficial owner of more than 35% of the voting power of the total outstanding voting stock of Crown. Excepted from this "person" or "group of persons" is Rosemore, Inc. As such, Rosemore was not required to condition its proposal on refinancing the bonds in that Rosemore's acquisition of Crown will not trigger the change of control provision. This gives Rosemore an advantage over any other person proposing to acquire Crown. Apex is confident that it can obtain such financing, and several lenders have expressed an interest in making such financing available, but no lender can commit to such a loan at this time without reviewing its proposed collateral and otherwise satisfying its lending guidelines. Given your familiarity with Crown and its assets and cash flow, you should be able to come to an informed opinion as to the likelihood of a lender satisfying these guidelines and, as such, not discount Apex's offer as a result of this closing condition.

I refer you also to our letter of March 29, 2000 wherein we described a stock-for-stock merger and a private placement as alternative proposals. To date, you have been unwilling to discuss these proposals with us. Apex still stands by those proposals for the reasons previously stated. Please be further advised that Apex hereby increases its private placement proposal to $10.00 per share. In addition, Apex will agree to post a letter of credit in the amount of $30,000,000 to secure the "shortfall distribution" described in our March 29, 2000 letter.

Apex stands willing to consummate any of the three proposed transactions and we will make ourselves available at your convenience to discuss these proposals. We still firmly believe that a combination of Apex and Crown serves the best interests of our respective shareholders, employees, business partners and communities. Given that our proposals to date result in the highest values being offered to Crown's shareholders, we urge full consideration of our position.

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By copy of this letter, we are forwarding courtesy copies of our Merger
Agreement to both Credit Suisse First Boston and Skadden, Arps, Slate, Meagher & Flom.

Very truly yours,


/s/ Edwin L. Wahl
--------------------------------------------------
Edwin L. Wahl, President